Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


August 23, 2007

Mr. Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed February 27, 2007
		File No. 001-9383

Dear Mr. Walker,

We have received your letter dated August 6, 2007 in which you provided comments following your review of Westamerica Bancorporation's (the Company's) Form 10-K filing for the year ended December 31, 2006 (the 10-K). We would like to assure you that we are committed to achieving the best possible disclosure in this and all our filings in order to fairly communicate our financial results to our shareholders and the investing community.

As you requested, the following responses are numbered to correspond to your comments. In addition, to add further readability to this letter as a stand-alone document, each response is also preceded by a restatement of your remarks. Comments 1 and 2 are closely related so we have provided a single response applicable to both.

Composition of Allowance for Loan Losses, page 29:
-------------------------------------------------

1.	Comment:  The unallocated allowance represented approximately 44% and
32% of your total allowance for loan losses at December 31, 2006 and 2005, respectively. Please tell us in more detail the specific quantitative and qualitative factors you considered when you increased the unallocated allowance during 2005 and 2006.

2.	Comment:   You disclose that the unallocated reserve based on relevant economic conditions and available data. Please tell us in more detail the specific quantitative and qualitative factors you used in determining the unallocated allowance.

Response to Comments 1 and 2: The Company prepares a detailed analysis of the allowance for credit losses monthly using a consistent methodology. The Company's management strives to maintain this analytical process in accordance with current authoritative guidance. The federal financial regulatory agencies issued on December 13, 2006 the Interagency Policy Statement on the Allowance for Loan Losses (Policy Statement). Subsequent to the issuance of this Policy Statement, the Company's process for analyzing the adequacy of its allowance for loan losses has been reviewed and accepted by the Federal Deposit Insurance Corporation, the California Department of Financial Institutions and the Federal Reserve. Westamerica's most recent joint regulatory examination with an as of date of December 31, 2006, was concluded on May 8, 2007.

Due to the exercise of management judgment in analyzing and estimating the adequacy of the overall allowance, the Company discloses in Note 1 to the audited financial statements included in the Form 10-K a statement that "certain accounting policies underlying the preparation of these financial statements require management to make estimates and judgments. These estimates and judgments may affect reported amounts of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The most significant of these involve the Allowance for Credit Losses."

As a brief background, the first step in analyzing the adequacy of the allowance for loan losses is to allocate amounts based on specific quantitative estimates of loss. These estimates are developed using historical loss information, discounted cash flow, market value of collateral, and management judgment applied to current impaired loans, internally graded loans and all other non-graded loans.

* The allowance for impaired loans is identified on a loan-by-loan basis, and loss allowance determinations are assigned based on input from senior loan administration managers based on discounted cash flows or market value of collateral, if collateral dependent.
* Large and medium-sized loans are graded for credit risk by independent loan review personnel using guidelines approved by bank regulators. Loss rates based on the Company's historical loss rates for the various types of loans by grade are applied to the higher risk graded ("criticized and classified") loan totals to determine allowance amounts for those groups of loans.
* The allowance for delinquent smaller-balance, homogeneous loans are made based on the Company's historical loss rates by delinquency category.
* The allowance for non-criticized/classified large and medium-sized loans and non-delinquent smaller-balance, homogeneous loans are made based on historical loss rates.

The unallocated allowance is established to provide for probable losses that have been incurred as of the reporting date but not reflected in
the allocated reserve.   It addresses additional qualitative factors
consistent with our analysis of the level of risks inherent in the loan portfolio, which are related to the risks of the Company's general lending activity. Included is the risk of losses that are attributable to national or local economic or industry trends which have occurred but have yet been recognized in past loan charge-off history. Also included is the risk of losses that are attributable to general attributes of the Company's loan portfolio and credit administration. By their nature, these risks are not readily allocable to any specific category in a statistically meaningful manner and are difficult to quantify with a specific number.

The Company's quarterly process to estimate the appropriate level of the unallocated allowance includes the following eleven risk categories, which cover the risk of losses that are attributable to qualitative factors. Management assigns a range of estimated risk to each category based on assessed risk levels to determine the appropriate level of the unallocated portion of the allowance.

1) Concentration of Credit
2) Loan Delinquency Trends
3) Developing Economic and Business Conditions
4) Adequacy of Lending Management and Staff
5) Lending Policies and Procedures
6) Loss and Recovery Trends
7) Nature and Volume of Portfolio
8) Nonaccrual Trends
9) Problem Loan Trends
10)Quality of Loan Review System
11)External Competitive Issues

The unallocated allowance represented approximately 32% and 31% of the total allowance for loan losses at December 31, 2005 and 2004, respectively. We note, however, the total allowance for loan losses grew in dollar amount between December 31, 2004 and December 31, 2005 due to growth in the dollar amount and related credit risk of the loan portfolio. Our overall risk assessment between these two dates as it relates to the unallocated allowance did not change by a meaningful amount. As such, the percentage of the total allowance represented by the unallocated portion did not change significantly.

The unallocated allowance represented approximately 44% and 32% of the total allowance for loan losses at December 31, 2006 and 2005, respectively. The changes that occurred in the unallocated allowance between December 31, 2005 and December 31, 2006, were primarily due to changes in the qualitative risk assessment in the following five categories:

1)	Concentration of Credit risk was increased due to increases in commercial real estate (CRE) concentrations for certain of our geographic areas, one area of which was related to a bank acquired in May 2005 that had a substantial CRE portfolio concentrated in one geographical location. Subsequent to the acquisition, weaknesses not initially recognized in the acquired CRE portfolio became evident. In addition, in 2006 recent market information indicated a softening in the overall real estate market with a higher potential for loss if property valuations declined or if loan-to-property value ratios began to exceed regulatory guidelines. Real estate property valuations impact many segments of our loan portfolio through loan collateral values (over 60% of the loan portfolio) and general economic distress.

3)	Developing Economic and Business Conditions risk was increased.
During 2006, the Company recognized one of our key lending areas, the California Central Valley market, was beginning to experience a substantial correction in the housing market (lower sales prices, increased inventory of homes for sale, higher foreclosure and
delinquency rates).   Additionally, agriculture production and pricing,
a critical economic factor in the California Central Valley, were at all time highs over the past four years. Management did not expect this trend to continue particularly due to a prolonged cold spell experienced in Central and Southern California impacting citrus and crop production. Further, appointment of a new Federal Reserve Chairman increased uncertainty within the credit markets. The Federal Reserve tightened monetary policy significantly throughout 2005 and 2006, completing 17 consecutive increases in the Federal Funds target rate to slow the economy and attempt to reduce inflation.

6)	Loss and Recovery Trends risk was increased.  In 2006, there was an increase in actual and expected auto loan charge-offs with the trend toward higher charge-offs expected to continue. In addition, commercial loan charge-offs were projected to increase due to a downturn in the housing industry, especially sub-contractor loans. The higher expected losses were affecting many segments of the loan portfolio, both consumer and commercial. With reference to our Form 10-Q as of June 30, 2007, filed July 31, 2007, net loan charge-offs have risen during the first six months of 2007.

9)	Problem Loan Trend evaluation was increased.  The primary reason for the changes was due to the downturn in the housing industry in our geographic markets, as corroborated by a recent downgrade in our construction loan portfolio at year-end 2006. Our exposure to the housing industry impacts most of our loan portfolio (which includes construction, commercial, residential real estate, home equity and auto loans).

11)	External Competitive Issues risk was increased in 2006.  This increase was made because it was recognized that competitive loan underwriting practices over the past three years and anticipated into 2007 were resulting in less than prudent loan underwriting practices. These practices have caused the Company to be less restrictive in underwriting in order to retain loans considered to be of lower quality than desired.

Management's evaluation determined that the level of risk in the other six qualitative risk categories used to establish the unallocated portion of the allowance for loan losses remained stable from December 31, 2005 to December 31, 2006.

Management determined that these trends supported the increase in the unallocated allowance between December 31, 2005 and December 31, 2006.


Exhibits 31.1 and 31.2 Section 302 Certifications
-------------------------------------------------

3. Comment: We note that identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.
Furthermore, we note that paragraphs 2, 3 and 4 of your certifications reference this "annual report" or "quarterly report" rather than referring to only the "report" on Form 10-K or "report" on Form 10-Q. The certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. In future filings please revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title and to exclude the word "annual" or "quarterly" from paragraphs 2, 3, 4 and 5 of your certifications.

Response: We assure you that in future filings, we will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title and to exclude the word "annual" or "quarterly" from paragraphs 2, 3, 4 and 5 of the certifications.

The Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for raising these matters with us. Should you have any questions, please feel free to contact me at (707) 863-6840.

Sincerely,


/s/ JOHN "ROBERT" THORSON
------------------------
John "Robert" Thorson
SVP & Chief Financial Officer

RT:ki

c:  David L. Payne - Chairman, President & CEO - Westamerica Bancorporation
    Tom Reddy - Bingham McCutchen, LLP
    Michael Roffler - Partner - KPMG LLP
    Frank Zbacnik - SVP/Chief Credit Administration - Westamerica Bancorporation